Studio II Brands, INC
16/F Honest Motors Building
9-11 Leighton Road
Causeway Bay, Hong Kong

September 27, 2011

John Reynolds
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

> Re: Studio II Brands, Inc.
> Form 8-K
> Filed February 10, 2011
> File No. 000-50000

Dear Mr. Reynolds:

This letter is in regards to confirm an extension to file our responses to your comment letter dated September 15, 2011 regarding the Form 8-K Amendment No 2 filed on August 8, 2011 to October 13, 2011 through telephone conversation between our CFO Kevin Leung and your Ms Erin Wilson on September 27, 2011.

The Company needs to request an extension to file its responses because the proposed responses to your comment letter are now being reviewed by UHY Vocation HK CPA Limited ("UHY"), which is the auditor for the Company's subsidiary, Hippo Lace Limited, and the US affiliate of UHY. The Company is not able to file its responses until that review is completed.

Thank you for your understanding and assistance with this matter. Please feel free to contact me if you have any questions regarding the foregoing.

STUDIO II BRANDS, INC.

Cheung Sing, CEO